Exhibit 99.1

Uxin Reports Unaudited First Quarter of Fiscal Year 2024 Financial Results

BEIJING, Nov.28,2023–Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), China's leading used car retailer, today announced its unaudited financial results for the first quarter ended June 30, 2023.

Highlights for the Quarter Ended June 30, 2023

•
Transaction volume was 3,254 units for the three months ended June 30, 2023, a decrease of 9.8% from 3,607 units in the last quarter and a decrease of 40.6% from 5,475 units in the same period last year.
•
Retail transaction volume was 1,687 units, a decrease of 25.3% from 2,259 units in the last quarter and a decrease of 29.9% from 2,407 units in the same period last year.
•
Total revenues were RMB289.0 million (US$39.9 million) for the three months ended June 30, 2023, a decrease of 15.9% from RMB343.8 million in the last quarter and a decrease of 53.8% fromRMB626.2 million in the same period last year.
•
Gross margin was 6.1% for the three months ended June 30, 2023, compared with 2.3% in the last quarter and 1.1% in the same period last year.
•
Non-GAAP adjusted EBITDA was a loss of RMB46.6 million (US$6.4 million), compared with a loss of RMB40.8 million in the last quarter and RMB76.3 million in the same period last year.

Financial Results for the Quarter Ended June 30, 2023

Total revenues were RMB289.0 million (US$39.9 million) for the three months ended June 30, 2023, a decrease of 15.9% from RMB343.8 million in the last quarter and a decrease of 53.8% from RMB626.2 million in the same period last year. The decreases were mainly due to the decline of total transaction volume.

Retail vehicle sales revenue was RMB186.8million (US$25.8 million) for the three months ended June 30, 2023, representing a decrease of 29.1% from RMB263.7 million in the last quarter and a decrease of 46.4% from RMB348.4 million in the same period last year. For the three months ended June 30, 2023, retail transaction volume was 1,687 units, a decrease of 25.3% from 2,259 units last quarter and a decrease of 29.9% from 2,407 units in the same period last year. The decreases in retail transaction volume were mainly due to the market factors. Starting from March 2023, the aggressive pricing promotion in China’s new car sector had a significant impact on the used car sector, with customers showing stronger wait-and-see sentiment to buy used cars. Accordingly, the Company has maintained a prudent inventory procurement strategy and has not significantly increased its inventory, which constrained retail sales growth. Additionally, with the proactive optimization of inventory structure, the retail average selling price (ASP) declined.

Wholesale vehicle sales revenue was RMB94.6 million (US$13.1 million) for the three months ended June 30, 2023, compared with RMB73.6 million in the last quarter and RMB264.0 million in the same period last year. For the three months ended June 30, 2023, wholesale transaction volume was 1,567 units, representing an increase of 16.2% from 1,348 units last quarter and a decrease of 48.9% from 3,068 units in the same period last year. The quarter-over-quarter increase was mainly due to the natural increase in vehicle acquisition volume and wholesale transaction volume after the Spring Festival, which is normally the off-peak season. Compared with the same period last year, as the Company continued to improve its inventory capacity and reconditioning capabilities, an increased number of acquired vehicles were reconditioned to meet the Company’s retail standards, rather than being sold through wholesale channels. As a result, the wholesale vehicle sales revenue declined.

Other revenue was RMB7.6 million (US$1.0 million) for the three months ended June 30, 2023, compared with RMB6.5 million in the last quarter and RMB13.8 million in the same period last year.

Cost of revenues was RMB271.4 million (US$37.4 million) for the three months ended June 30, 2023, compared with RMB336.0 million in the last quarter and RMB619.4 million in the same period last year.

Gross margin was 6.1% for the three months ended June 30, 2023, compared with 2.3% in the last quarter and 1.1% in the same period last year. The increases in gross margin were due to the combination of several factors. The penetration rate of value-added services, which have high gross margins, continues to improve. In the meanwhile, with the improving inventory structure and vehicle pricing capabilities, both the sales margin and the sales turnover rate increased. Moreover, along with Xi’an IRC’s operation which enhanced the Company’s reconditioning capability, the Company’s reconditioning cost per retail vehicle has decreased significantly, which further fueled the Company’s gross margin resurgence.

Total operating expenses were RMB87.8 million (US$12.1 million) for the three months ended June 30, 2023. Total operating expenses excluding the impact of share-based compensation were RMB77.7 million.

•
Sales and marketing expenses were RMB46.5 million (US$6.4 million) for the three months ended June 30, 2023, a decrease of 11.2% from RMB52.4 million in the last quarter and a decrease of 28.2% from RMB64.8 million in the same period last year. The decreases were mainly due to decline in marketing expenses driven by the adoption of more cost-effective promotion measures.

•
General and administrative expenses were RMB33.1 million (US$4.6 million) for the three months ended June 30, 2023, representing a decrease of 13.6% from RMB38.3 million in the last quarter and a decrease of 27.4% from RMB45.6 million in the same period last year. The decreases were mainly due to the declines in professional fees.

•
Research and development expenses were RMB8.9 million (US$1.2 million) for the three months ended June 30, 2023, representing a decrease of 5.0% from RMB9.3 million in the last quarter and a decrease of 1.1% from RMB9.0 million in the same period last year.

Other operating income, net was RMB7.0 million (US$1.0million) for the three months ended June 30, 2023, representing a decrease of 85.4% from RMB47.9 million in the last quarter. The decrease was mainly due to the decline in liability waiver gain.

Loss from operations was RMB63.2 million (US$8.7 million) for the three months ended June 30, 2023, compared with RMB57.4 million for the last quarter and RMB96.6 million in the same period last year.

Fair value impact related to the senior convertible preferred shares resulted in a loss of RMB36.9 million (US$5.1 million) for the three months ended June 30, 2023, compared with a gain of RMB0.5million in the last quarter. The impact was mainly due to the fair value change of the warrants issued in relation to the senior convertible preferred shares during the period. The fair value impact was a non-cash loss.

Net (loss)/income from operations was RMB91.6 million (US$12.6 million) for the three months ended June 30, 2023, compared with net loss of RMB79.8 million for the last quarter and net income of RMB160.0 million for the same period last year.

Non-GAAP adjusted EBITDA was a loss of RMB46.6 million (US$6.4million) for the three months ended June 30, 2023, compared with RMB40.8 million in the last quarter and RMB76.3 million in the same period last year.

Liquidity

The Company has incurred accumulated and recurring losses from operations, and cash outflows from operating activities. In addition, the Company’s current liabilities exceeded its current assets by approximately RMB272.6 million as of June 30, 2023.

The Company’s ability to continue as a going concern is dependent on management’s ability to increase sales, achieve higher gross profit margin and control operating costs and expenses to reduce the cash that will be used in operating cash flows, and to seek financing arrangements, including but not limited to proceeds from the subscription of the Company’s senior convertible preferred shares issued from exercise of the warrants, and funds from renewal of the existing borrowings and new facilities and equity financings. There is uncertainty regarding the execution of these business and financing plans, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying unaudited financial information does not include any adjustment that is reflective of these uncertainties.

About Uxin

Uxin is China's leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including adjusted EBITDA and adjusted net loss from operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted EBITDA as EBITDA excluding share-based compensation, fair value impact of the issuance of senior convertible preferred shares, foreign exchange losses, other income/(expenses) and dividend from long-term investment. The Company defines adjusted net loss attributable to ordinary shareholders per share – basic and diluted as net loss attributable to ordinary shareholders per share excluding impact of share-based compensation, fair value impact of the issuance of senior convertible preferred shares and deemed dividend to preferred shareholders due to triggering of a down round feature. The Company presents the non-GAAP financial measures because they are used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitate investors' assessment of its operating performance as this measure excludes certain finance or non-cash items that the Company does not believe directly reflect its core operations. We believe that excluding these items enables us to more effectively evaluate our performance period-over-period and relative to our competitors.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted EBITDA is that it does not reflect all items of income and expenses that affect the Company’s operations. Share-based compensation, fair value impact of the issuance of senior convertible preferred shares, other income/(expenses) and dividend from long-term investment have been and may continue to be incurred in the business. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2513 to US$1.00, representing the index rate as of June 30, 2023 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Phone: +86 10 5691-6765

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended June 30,
	2022		2023
	RMB		RMB	US$
Revenues
Retail vehicle sales	348,393		186,849	25,768
Wholesale vehicle sales	263,956		94,647	13,052
Others	13,821		7,526	1,038
Total revenues	626,170		289,022	39,858

Cost of revenues	(619,411)		(271,381)	(37,425)
Gross profit	6,759		17,641	2,433

Operating expenses
Sales and marketing	(64,798)		(46,548)	(6,419)
General and administrative	(45,575)		(33,103)	(4,565)
Research and development	(8,960)		(8,861)	(1,222)
Reversal of credit losses, net	377		696	96
Total operating expenses	(118,956)		(87,816)	(12,110)

Other operating income, net	15,580		6,985	963

Loss from operations	(96,617)		(63,190)	(8,714)

Interest income	270		102	14
Interest expenses	(5,448)		(5,120)	(706)
Other income	14,249		2,367	326
Other expenses	(1,727)		(272)	(38)
Foreign exchange losses	(2,748)		(425)	(59)
Fair value impact of the issuance of senior convertible preferred shares	252,190		(36,869)	(5,084)
Income/(loss) before income tax expense	160,169		(103,407)	(14,261)
Dividend from long-term investment	-		11,970	1,651
Equity in loss of affiliates and dividend from affiliate, net of tax	(38)		-	-
Income tax expense	(151)		(165)	(23)
Net income/(loss), net of tax	159,980		(91,602)	(12,633)
Less: net loss attributable to non-controlling interests shareholders	(3)		(2)	-
Net income/(loss) attributable to UXIN LIMITED's ordinary shareholders	159,983		(91,600)	(12,633)

Net income/(loss), net of tax	159,980		(91,602)	(12,633)
Foreign currency translation, net of tax nil	(58,660)		3,314	457

Total comprehensive income/(loss)	101,320		(88,288)	(12,176)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(3)		(2)	-
Total comprehensive income/(loss) attributable to UXIN LIMITED's ordinary shareholders	101,323		(88,286)	(12,176)

Net income/(loss) attributable to UXIN LIMITED's ordinary shareholders	159,983	-	(91,600)	(12,633)
Weighted average shares outstanding – basic	1,189,841,431		1,423,659,403	1,423,659,403
Weighted average shares outstanding – diluted	1,193,043,619		1,423,659,403	1,423,659,403

Net income/(loss) per share for ordinary shareholders, basic	0.09		(0.06)	(0.01)
Net income/(loss) per share for ordinary shareholders, diluted	0.09		(0.06)	(0.01)

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of March 31,	As of June 30,
	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	92,713	63,679	8,782
Restricted cash	618	715	99
Accounts receivable, net	790	1,052	147
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB10,337 and RMB8,686 as of March 31, 2023 and June 30, 2023, respectively	-	-	-
Other receivables, net of provision for credit losses of RMB26,541 and RMB26,559 as of March 31, 2023 and June 30, 2023, respectively	15,345	15,342	2,116
Inventory, net	110,893	112,413	15,502
Prepaid expenses and other current assets	61,390	61,856	8,530
Total current assets	281,749	255,057	35,176

Non-current assets
Property, equipment and software, net	63,725	68,746	9,481
Long-term investments	288,712	288,712	39,815
Right-of-use assets, net	84,461	115,883	15,981
Total non-current assets	436,898	473,341	65,277

Total assets	718,647	728,398	100,453

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	80,668	80,776	11,140
Warrant liabilities (i)	8	38,010	5,242
Other payables and other current liabilities	344,502	372,741	51,403
Short-term borrowing (ii)	20,000	36,177	4,989
Current portion of long-term debt (iii)	158,736	-	-
Total current liabilities	603,914	527,704	72,774

Non-current liabilities
Long-term borrowings	291,950	291,950	40,262
Consideration payable to WeBank	58,559	29,256	4,035
Operating lease liabilities	77,462	106,774	14,725
Long-term debt (iii)	264,560	-	-
Total non-current liabilities	692,531	427,980	59,022

Total liabilities	1,296,445	955,684	131,796

Mezzanine equity
Senior convertible preferred shares (US$0.0001 par value, 1,720,000,000 shares authorized as of March 31, 2023 and June 30, 2023; 1,151,221,338 shares issued and outstanding as of March 31, 2023 and June 30, 2023)	1,245,721	1,245,721	173,448
Subscription receivable from shareholders (iii)	(550,074)	(121,425)	(18,400)
Total Mezzanine equity	695,647	1,124,296	155,048

Shareholders’ deficit
Ordinary shares	806	806	111
Additional paid-in capital	15,451,803	15,461,954	2,132,301
Accumulated other comprehensive income	220,185	223,499	30,822
Accumulated deficit	(16,946,064)	(17,037,664)	(2,349,601)
Total Uxin’s shareholders’ deficit	(1,273,270)	(1,351,405)	(186,367)
Non-controlling interests	(175)	(177)	(24)
Total shareholders’ deficit	(1,273,445)	(1,351,582)	(186,391)

Total liabilities, mezzanine equity and shareholders’ deficit	718,647	728,398	100,453

(i) On June 30, 2023, the Company entered into an amendment agreement (“2023 Warrant Agreement”) with Alpha Wealth Global Limited (“Alpha”) and Joy Capital, regarding certain warrants in accordance with 2021 Subscription Agreement. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha and Joy Capital (either together or separately) are entitled, at their discretion, to exercise their respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company in an aggregate amount of US$21,964,754 at an amended exercise price of US$0.0457 per share or US$1.37 per ADS, representing a modification from the prior exercise price of US$0.3433 per share or US$10.3 per ADS (or US$1.03 per ADS prior to the ADS Ratio Change) no later than September 30, 2023. During the reported quarter, a loss of approximately US$5.1 million (equivalent to RMB36.9 million) was recorded in fair value impact of the issuance of senior convertible preferred shares.

(ii) In March 2023, the Company obtained inventory-pledging facilities with two reputable banks in the PRC pursuant to which the banks will finance the Company's future purchases of used car inventories, up to an aggregate amount of RMB250 million (equivalent to approximately US $34.5 million). As of June 30, 2023, a total of RMB16.2 million of inventory-pledging loans were recorded in "short-term borrowing".

(iii) On April 4, 2023, NIO Capital, NBNW Investment Limited (“NBNW”, an affiliate of NIO Capital) and the long-term debt holders of the Company, namely WP, TPG, and Magic Carpet, entered into assignment agreements to assign all the rights under the then outstanding long-term debt of US$61.6 million to NBNW and then further assign to NIO Capital. Concurrently, the Company entered into a supplemental agreement with NIO Capital, agreeing to offset its subscription receivable by US$61.6 million with its obligation under long-term debt due to NIO Capital after the assignment. In April 2023, US$1.6million was received and the remaining subscription receivable of US$18.4million is expected to be received no later than December 31, 2023.

* Share-based compensation charges included are as follows:

	For the three months ended June 30,
	2022	2023
	RMB	RMB	US$
Sales and marketing	-	332	46
General and administrative	11,690	9,425	1,300
Research and development	-	394	54

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP from Continuing Operation Results

(In thousands except for number of shares and per share data)

	For the three months ended June 30,
	2022	2023
	RMB	RMB	US$
Net income/(loss), net of tax	159,980	(91,602)	(12,633)

Add: Income tax expense	151	165	23
Interest income	(270)	(102)	(14)
Interest expenses	5,448	5,120	706
Depreciation	8,705	6,413	884
EBITDA	174,014	(80,006)	(11,034)

Add: Share-based compensation expenses	11,690	10,151	1,400
- Sales and marketing	-	332	46
- General and administrative	11,690	9,425	1,300
- Research and development	-	394	54
Other income	(14,249)	(2,367)	(326)
Other expenses	1,727	272	38
Foreign exchange losses	2,748	425	59
Dividend from long-term investment	-	(11,970)	(1,651)
Fair value impact of the issuance of senior convertible preferred shares	(252,190)	36,869	5,084

Non-GAAP adjusted EBITDA	(76,260)	(46,626)	(6,430)

	For the three months ended June 30,
	2022	2023
	RMB	RMB	US$
Net income/( loss) attributable to ordinary shareholders	159,983	(91,600)	(12,633)
Add: Share-based compensation expenses	11,690	10,151	1,400
- Sales and marketing	-	332	46
- General and administrative	11,690	9,425	1,300
- Research and development	-	394	54
Fair value impact of the issuance of senior convertible preferred shares	(252,190)	36,869	5,084

Non-GAAP adjusted net loss attributable to ordinary shareholders	(80,517)	(44,580)	(6,149)

Net income/(loss) per share for ordinary shareholders - basic	0.09	(0.06)	(0.01)
Net income/(loss) per share for ordinary shareholders – diluted	0.09	(0.06)	(0.01)
Non-GAAP adjusted net loss to ordinary shareholders per share – basic and diluted	(0.07)	(0.03)	-
Weighted average shares outstanding – basic	1,189,841,431	1,423,659,403	1,423,659,403
Weighted average shares outstanding – diluted	1,193,043,619	1,423,659,403	1,423,659,403

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB7.2513 as of June 30, 2023 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.